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                                                                Exhibit 3(ii)(c)

                                ALLIN CORPORATION

                               Amendment to Bylaws

      Concurrently with the issuance of the Series G Convertible Redeemable Preferred Stock of Allin Corporation and related warrants to purchase shares of common stock of Allin Corporation, Section 2.7 of Allin Corporation's Bylaws were amended and restated as follows:

            "Section 2.7. Voting. Unless otherwise provided by the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws, each stockholder shall be entitled to one vote, in person or by written proxy, for each share held of record by such stockholder who is entitled to vote generally in the election of directors. All elections for the Board of Directors shall be decided by a plurality of the votes cast and all other questions shall be decided by a majority of the votes cast, except as otherwise required by the Delaware General Corporation Law or as provided for in the Certificate of Incorporation or these Bylaws."